

Mail Stop 7010

September 5, 2007

<u>Via U.S. mail and facsimile</u>

Mr. William C. Hitchcock
Chief Financial Officer
RG Global Lifestyles, Inc.
4029 Westerly Place, Suite 200
Newport Beach, CA 92660

> **Re: RG Global Lifestyles, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 10, 2007**
> **File No. 333-145322**

Dear Mr. Hitchcock:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are registering 1,613,940 shares of common stock underlying warrants you issued in a convertible note offering in November 2005. We also note that you have registered 2,640,000 shares of common stock underlying the securities that were issued in that same offering. See registration statement on Form SB-2 (File No. 333-135966). Finally, we note the selling security holders identified in each registration statement. Please advise us as to the following:

- the number of shares outstanding prior to the convertible note offering that are held by persons other than the selling security holders, affiliates of the selling security holders, and affiliates of the company;

- the number of shares outstanding as of the most recent practicable date that are held by persons other than the selling security holders, affiliates of the selling security holders, and affiliates of the company; and

- the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in the prior registration statement that continue to be held by the selling security holders or affiliates of the selling security holders;

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Scott D. Olson
        8 Via Barcaza
        Coto de Caza, CA 92679